February 29, 2008

Daniel Morris

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macrovision Solutions Corporation

Registration Statement on Form S-4

Filed on January 23, 2008

File No. 333-148825

Gemstar-TV Guide International, Inc. Form 10-K for the fiscal year ended December 31, 2007

Macrovision Corporation Form 10-K for the fiscal year ended December 31, 2006

Macrovision Corporation Form 10-Q for the quarterly period ended September 30, 2007

Macrovision Corporation Schedule 14A dated March 23, 2007

Ladies and Gentlemen:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 22, 2008 (the “SEC Comment Letter”) regarding the above referenced Macrovision Solutions Corporation ( the “Company”) Registration Statement on Form S-4 (the “Registration Statement”), Gemstar-TV Guide International, Inc. (“Gemstar”) Form 10-K for the fiscal year ended December 31, 2007 (the “Gemstar 10-K”), Macrovision Corporation (“Macrovision”) Form 10-K for the fiscal year ended December 31, 2006 (the “Macrovision 10-K”), Macrovision Form 10-Q for the quarterly period ended September 30, 2007 (the “Macrovision 10-Q),and Macrovision Schedule 14A dated March 23, 2007 (the “Macrovision Proxy”). Concurrently herewith, on behalf of the Company, we are filing with the Commission Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”).

The Registration Statement Amendment is being filed in response to comments received from the Staff as set forth in the SEC Comment Letter. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Also for ease of the Staff’s review, the Company’s responses are set forth in bold type below each comment.

Form S-4

General

1.	Please be advised that, since subsequent amendments will include updated financial statements, we performed a limited review of the financial statements presently incorporated by reference. As such, we may have significant comments on your updated financial statements upon their inclusion in the document. In addition, when updated financial statements are provided in an amendment, the staff may require significant additional time to thoroughly review the amended filing.

The Registration Statement Amendment includes updated financials and the Company and its counsel are available to answer any additional questions of the Staff. At the Staff’s convenience following its receipt of this filing, we would like to discuss the parties’ timing expectations relative to Staff comments.

2.	We note a proposal may be introduced to adjourn or postpone the meeting, and recognize that this proposal may be introduced for the purpose of soliciting additional proxies. Discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on postponement or adjournment of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Revise the disclosure and provide a voting box on the proxy card so that security holders may decide whether to grant a proxy to vote in favor of postponement or adjournment of the meeting for the solicitation of additional proxies.

In response to the Staff’s comment, the Company has revised each of Macrovision’s and Gemstar’s Notice of Special Meeting of Stockholders to reflect that each company’s proposal with respect to postponement or adjournment of the meeting to solicit additional proxies will not provide discretionary authority to the respective company. In addition, the Company has revised the disclosure on such matter on page 25 as requested. The proxy cards for Macrovision and Gemstar, will provide a separate voting box so that security holders may decide whether to grant a proxy to vote in favor of postponement or adjournment of the applicable meeting for the solicitation of additional proxies.

3.	Please revise to explain why shareholders of Macrovision Corporation are only being asked to vote on the issuance of shares in connection with the contemplated merger, rather than the merger itself. Address in your response the fact that Macrovision Corporation shareholders are not currently shareholders of Holdings.

In response to the Staff’s comment, the Company has revised the applicable disclosure at pages 8 and 23 as requested.

Section 251(g) of the Delaware General Corporation Law provides that, notwithstanding the fact that Macrovision stockholders are not currently stockholders of the Company, Macrovision may effect the Macrovision Merger without the vote of the stockholder of Macrovision.

Pursuant to Section 251(g) of the Delaware General Corporation Law, unless expressly required by the certificate of incorporation of the corporation, no vote of stockholders of a constituent corporation is necessary to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of the constituent corporation if: (1) the corporation and the direct or indirect wholly-owned subsidiary are the only constituent entities to the merger, (2) each share of the constituent corporation outstanding immediately prior to the effective time of the merger is converted in the merger into a share of capital stock of a holding company having the same designations, rights, powers and preferences as the constitution corporation being converted in the merger, (3) the holding company and the constituent corporation are Delaware corporations and the direct wholly-owned subsidiary that is the other constituent entity to the merger is a Delaware corporation, (4) subject to certain exceptions, the certificate of incorporation and by-laws of the holding company immediately following the effective time of the merger contain provisions identical to the certificate of incorporation and bylaws of the constituent corporation immediately prior to the effective time of the merger, (5) as a result of the merger the constituent corporation becomes or remains a direct, wholly-owned subsidiary of the holding company, (6) the directors of the constituent corporation become or remain the directors of the holding company upon the effective time of the merger, and (7) the organizational documents of the surviving entity immediately following the merger contain provisions identical to the certificate of incorporation of the constituent corporation immediately prior to the effective time of the merger.

The Macrovision Merger will comply with each of the above conditions, with Macrovision and Mars Merger Sub, Inc. as the constituent corporations and the Company as the holding corporation.

4.	Revise to remove industry jargon throughout and to define terms that may not be understood by an average investors the first time you use them. Examples include “solutions,” “meta data,” and “connected platform services gateway.” In addition, avoid marketing language such as claims that Gemstar’s products “maximize the video guidance and entertainment experience for customers.”

In response to the Staff’s comment, Company has revised the disclosure on pages 1, 21 and 35 to remove industry jargon and to define terms.

5.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

The final presentation materials prepared by JPMorgan and Houlihan Lokey for the Macrovision board of directors and by UBS for the Gemstar board of directors, summarized under the captions “Opinions of Macrovision’s Financial Advisors” and “Opinion of Gemstar’s Financial Advisors” are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. These materials were the final materials presented by the financial advisors supporting their fairness opinions delivered in December 2007, and the Company respectfully submits that these final materials contain the relevant information for the Staff in evaluating the disclosure of the opinions presented, which were the only opinions obtained in connection with the transaction. In accordance with such Rule, we requested that the materials submitted be returned promptly following completion of the Staff’s review thereof. By separate letter, we also have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

Cover Page

6.	Reference is made to the second paragraph. It is not clear from your disclosure here that there is a limit on both the cash election and the stock election as more clearly described starting on page 76. Please revise to clarify throughout the prospectus that in all events you will cash out exactly the number of shares necessary to pay the aggregate cash consideration available to you after option exercises and rights of appraisal and no fewer or greater number of shares will be exchanged for cash.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and page 3 to clarify that in all events the aggregate cash consideration will be used to buy the exact number of shares necessary to pay the aggregate cash consideration available after payment for option exercises and rights of appraisal.

7.	Please disclose the number of shares you are registering within the prospectus.

In response to the Staff’s comment, the Company has revised the Cover Page and the “Description of Holdings Capital Stock” on page 115 to disclose the number of shares being registered.

How and When Do Gemstar Shareholders Make A Cash Election or a Share Election, page iv

8.	Please indicate the timeframe within which you expect to pay the cash consideration if the merger is approved.

In response to the Staff’s comment, the Company has revised the disclosure on page v as requested.

Summary, page 1

9.	Please include a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction. We note in this regard your disclosure on page 74 that the Hart-Scott-Rodino waiting period has already expired. Refer to Item 3(i) of Form S-4.

In response to the Staff’s comment, the Company has added a statement on page 6 of the summary to address whether federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction.

10.	Please revise to briefly discuss each company’s reasons for engaging in the merger and why each believes the transaction is in its best interest.

In response to the Staff’s comment, the Company has added a brief discussion on each company’s reasons for engaging in the merger and why each believes the transaction is in its best interest on pages 4 and 5.

The Companies, page 1

11.	Please provide a financial snapshot of each party to the merger agreement. For example, consider including total assets, net income and shareholders’ equity for each company as of a recent date.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to include a financial snapshot of each party to the merger agreement.

The Mergers, page 2

12.	Please revise to disclose that the common stock of Macrovision and Gemstar will be deregistered after completion of the merger.

In response to the Staff’s comment, the Company has revised the summary of the mergers on page 2 to disclose that the common stock of Macrovision and Gemstar will be deregistered after completion of the mergers.

Gemstar Common Stockholders to Choose between Receiving Shares, page 3

13.	Please more fully explain the concept of proration to clarify that, under certain circumstances, stockholders that elect to receive cash consideration may instead receive shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 to more fully explain the concept of proration.

14.	Please explain what will happen if shareholders demanding appraisal rights are ultimately awarded more or less than $6.35 per share.

In response to the Staff’s comments, the Company has revised the disclosure on page 3 to explain what will happen if shareholders demanding appraisal rights are ultimately awarded more or less than $6.35 per share.

Interests of Our Directors and Executive Officers in the Mergers, page 4

15.	Please provide a brief statement comparing the votes required for approval of the transaction and the percentages of outstanding shares entitled to vote held by directors, executive officers and affiliates of Holdings, Macrovision and Gemstar. Refer to Item 3(h) of Form S-4.

In response to the Staff’s comment, we respectfully draw the Staff’s attention to the disclosure on page 8 under the heading “Summary—Special Meetings.”

Fairness Opinions, page 4

16.	Please disclose the fees payable to JP Morgan, Houlihan Lokey and UBS in exchange for the fairness opinions. To the extent that the fee is determined by multiplying the size of the transaction (or some other measure) by a specified percentage, please disclose the percentage, the measure and the fees estimated. In addition, please disclose whether such fees are contingent upon completion of the merger.

In response to the Staff’s comment, the Company has revised the disclosures on pages 48, 59, and 70 to disclose the fees payable to JPMorgan, Houlihan Lokey, and UBS, respectively, and the disclosure on page 4 has been revised to add a cross reference to the disclosure of the fees payable to JPMorgan, Houlihan Lokey, and UBS and the terms of the respective engagement letters. With respect to UBS, we are unable to estimate the total fees at this time as the fees are calculated as a percentage of transaction value, which will continue to fluctuate until the closing.

Selected Historical Financial Data of Macrovision (page 8) and Gemstar (page 10)

17.	We note that you have labeled the nine months interim financial information as “unaudited”. However, since all of the data presented is condensed and not covered by the auditor’s report, please remove the “unaudited” label in order to avoid implying the balance of the information is audited.

In response to the Staff’s comment, the Selected Historical Financial Data on pages 9-12 for both Macrovision and Gemstar has been updated replacing the nine month interim financial information in its entirety with 2007 year-end financial data, and the “unaudited” label has been removed.

Comparative per share data, page 13

18.	Your calculation of Pro Forma Gemstar Equivalent earnings (loss) per share amounts utilizes the pro forma combined loss from continuing operations, which is adjusted to present the effects of the AMG and SPDC acquisitions, in addition to the Gemstar acquisition. As such, it appears the Pro Forma Gemstar Equivalent earnings (loss) per share effectively contains a portion of the pro forma financial results related to these two other acquisitions by Macrovision. Please tell us why you believe this is appropriate and presents accurate Pro Forma Gemstar Equivalent earnings (loss) per share, or revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 to update its calculation of Pro Forma Gemstar Equivalent earnings (loss) per share to remove the pro forma effects of the AMG and SPDC acquisitions so that the Pro Forma Gemstar Equivalent earnings (loss) per share no longer contain a portion of the pro forma effect of these two acquisitions by Macrovision.

Risk Factors, page 14

19.	Please revise the introductory paragraph to clarify that you have identified all material risks in the risk factor section.

In response to the Staff’s comment, the Company revised the introductory paragraph to the Risk Factors section on page 15.

20.	Please expand this section to discuss each of the risks, to the extent material, which are listed on page 17 under “Forward-Looking Statements.”

In response to the Staff’s comment, the Company has revised the introductory paragraph to the Risk Factors section on page 15 to clarify that the risks identified in the Risk Factors section are the material risks that relate to the mergers.

Because the exchange rates are fixed .. . ., page 14

21.	Please clarify that the fixed number of shares referenced in the first sentence of this section is determined by the exchange ratio set forth in the merger agreement.

In response to the Staff’s comment, Company has revised the disclosure on page 15 to clarify that those who receive share consideration will receive a fixed number of shares as determined by the exchange ratio set forth in the merger agreement.

22.	We note the final sentence of this section. Please disclose the liquidated damages payable if either Macrovision or Gemstar terminates the merger agreement due to changes in the market price of its stock.

In response to the Staff’s comment, we draw the Staff’s attention to the fact that, pursuant to the merger agreement, market price changes alone do not give rise to a right of termination under the merger agreement. Accordingly, we have not revised the last paragraph to include a liquidated damages amount because no such amount exists. If either party terminates solely due to market price changes of the other party, such terminating party would be in breach of the merger agreement and the non-terminating party could seek all remedies legally available to it.

Following the mergers, Holdings will have significantly less . . ., page 16

23.	You note that your debt arrangements “may” contain restrictions. Please revise here and under “Debt Financing” at page 67 to clearly disclose whether your debt arrangements contain financial covenants which restrict corporate action. If so, please provide additional disclosure explaining the restrictions imposed.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 17 and 76 to include a description of the financial covenants restricting corporate action that will be included in the Credit Facilities.

Gemstar is party to pending lawsuits . . ., page 16

24.	Describe the allegations of the lawsuits and their status.

In response to the Staff’s comment, the Company has revised the main disclosure under “The Mergers—Legal Proceedings Relating to the Mergers” on pages 93-94.

Information Regarding Forward-Looking Statements, page 17

25.	Please delete the second-to-last paragraph on page 18. This registration statement should disclose all material risks related to the combined company. Please revise accordingly.

In response to the Staff’s comment, the Company has deleted the referenced paragraph that was originally on page 18 (now page 20).

Gemstar-TV Guide International, page 19

26.	Please define your usage of the term “new media.” Further, please more fully describe the “television, publishing and new media properties” owned by Gemstar.

In response to the Staff’s comment, the Company has revised the disclosure on page 21.

Macrovision Solutions Corporation, page 20

27.	Please specify the date when the company was incorporated.

In response to the Staff’s comment, the Company has revised page 22 to specify the date when the Company was incorporated.

Effect of the Macrovision Merger, page 25

28.	The first sentence of this section appears to suggest that the Macrovision Merger is distinct from, and precedes the merger of Mars Merger Sub with Macrovision. Please to clarify that there are not two separate Macrovision mergers. Further, please make similar revisions to your disclosure in the first paragraph under “Effect of the Gemstar Merger.”

In response to the Staff’s comment, the Company has revised page 27 to clarify that there are not two separate mergers in connection with each of the Macrovision Merger and Gemstar Merger.

Background of the Mergers, page 26

29.	Please revise your disclosure to eliminate generic references to discussions or negotiations between the parties; instead describe the substance of those discussions, negotiations and times in more detail. Avoid terms such as “thereafter” in favor of specific dates. Further, please identify the persons involved in each contact or negotiation, rather than using terms like “senior management” “management,” “representatives” or “parties.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 through 34 to the extent reasonably possible. Because many of these contacts took place by conference call and without roll calls, we have focused on key persons involved in each contact between the parties rather than a full list of attendees.

30.	Please revise to expand your discussion regarding the negotiation of the principal terms of the merger, including the price. With respect to negotiations that were conducted on your behalf by counsel or other representatives, please revise to discuss in greater detail the instructions provided by your board to such representatives.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 through 34.

31.	Please revise to specifically discuss any alternative transactions considered by either company, and the reasons the board of the relevant company rejected such alternatives. If no alternatives were considered, please disclose this fact and explain why.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 through 34.

32.	Please expand your disclosure related to Macrovision’s initial contact with Gemstar. Your disclosure should more clearly state whether Macrovision was at the time exploring other strategic alternatives. In addition, please clarify whether Macrovision began its initial due diligence review of Gemstar before or after its board meeting on July 26, 2007.

In response to the Staff’s comment, the Company has revised the disclosure on page 29. We respectfully draw the Staff’s attention to the disclosure on page 29 discussing Macrovision’s commencement of initial due diligence of Gemstar’s publicly available information following the initial UBS contact.

33.	We note the final paragraph on page 26. Please specify the date on which Macrovision entered into its initial confidentiality agreement with Gemstar.

In response to the Staff’s comment, the Company has revised the disclosure on page 29.

34.	We note that Macrovision submitted a written proposal on August 16, 2007. Expand your disclosure regarding your discussions in connection with the formulation of the Macrovision offer. Specifically, please describe Macrovision’s internal meetings related to the offer as well as relevant meetings with your outside counsel and financial advisors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 through 34. We note that, prior to August 16, 2007, Macrovision and Gemstar did not have significant contact beyond what is described in the disclosure.

35.	We note that on at least two different occasions, the Gemstar board rejected the Macrovision offers due to concerns about “conditionality.” Please revise your disclosure to discuss in more detail these proposed conditions and the board’s specific objections to them. To the extent that the board discussed other positive and negative attributes of the Macrovision offers, please describe these discussions in greater detail.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 through 34.

36.	We note your disclosure that Macrovision was the only party that submitted an offer on October 24, 2007. Revise to discuss whether the other 6 parties to which Gemstar gave presentations indicated why they did not provide offers.

In response to the Staff’s comment, the Company has revised the disclosure on page 30.

37.	Discuss in more detail News Corporation’s involvement in the entire process. We note that Macrovision completed negotiation of the voting agreement with News Corporation concurrently with completion of negotiations on the draft merger agreement. We note also your disclosure in the thirteenth bullet point on page 36.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 through 34. News Corporation was not involved in the process except to the extent that certain employees of News Corporation are directors of Gemstar. Gemstar occasionally provided status and process updates to News Corporation in order to inform its negotiation of the Voting Agreement. News Corporation did not engage in any negotiations or discussions with Macrovision except with respect to the Voting Agreement.

Combination of complementary solutions, page 31

38.	It appears that the combined company would offer more products and services to more markets. However, please expand your discussion here and below under “Increased market opportunity” to address in greater detail the anticipated synergies between the two companies, including specific devices, programs and initiatives. In addition, please include a description of any specific redundancies and incompatibilities that were considered by the board.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 to expand the Company’s discussion.

Expanded blue chip customer base, page 32

39.	Please explain the basis upon which you chose the names of the brands, customers and projects you have named. In this regard, it is not appropriate to selectively disclose customers and projects based upon name recognition alone, and a serial list of such items without proper context should be revised to provide an explanation of their significance to you or deleted.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 to more clearly describe the type of customers being discussed.

Other Factors Considered by Macrovision . . ., page 33

40.	Expand the bullets in this section to state how the point supports or does not support a finding of fairness. It is insufficient to list factors in your decision without fully explaining their significance. Please make similar revisions to the second set of bullets on page 36 under “Gemstar’s Reasons for the Gemstar Merger.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 through 41. With respect to both the Gemstar board of directors and the Macrovision board of directors, the boards did not identify whether these factors did or did not support a finding of fairness. These factors were generally one part of a larger analysis or had multiple competing effects. However, the Company, Macrovision, and Gemstar have revised the relevant disclosure to clarify the relevance of each factor.

Gemstar’s Reasons for the Gemstar Merger . . ., page 34

41.	Please disclose the extent to which, if any, the Gemstar board considered that stockholders may not receive the form of consideration they elect due to proration.

In response to the Staff’s comment, the Company has revised the disclosure on page 39.

42.	We note your disclosure in the second bullet point on page 35 that the Gemstar board considered an acquisition of the whole company to be a positive factor. Please revise your disclosure in the summary of the merger above to discuss whether the board considered alternatives that would allow for piecemeal sales of Gemstar.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 31 and 39.

43.	Was headcount reduction considered as a negative factor by the board? Explain why it was considered a positive factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 40.

Opinions of Macrovision’s Financial Advisors, page 38

44.	Please include a comprehensive table at the beginning of the financial advisors’ section that compares the instant transaction value (per share) with the range suggested by each material valuation methodology employed by each financial advisor in reaching its fairness opinion.

In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 50. For UBS, the only analyses that suggested a range of value per Gemstar share are the “Discounted Cash Flow Analyses.” Accordingly, it would be misleading to highlight those analyses at the beginning of the section since it would imply that those analyses are more important than the other analyses. However, additional disclosure has been added on page 69 regarding the implied value per share of Gemstar common stock in the merger.

45.	Please expand your disclosure related to the JP Morgan fairness opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your disclosure should include, among other things, how the advisor was selected, a summary of the instructions given to the advisors by the board regarding the preparation of these reports and a summary of any limitations imposed by the board or any other person on the advisor in preparing its report. Please similarly expand your disclosure related to Houlihan Lokey and UBS respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 48, 49 and 61. Regarding limitations imposed by the board, we respectfully draw the Staff’s attention to the third paragraph under “JPMorgan” on page 43, the first full paragraph on page 49 and the carry over paragraph on page 63.

46.	In connection with your description of each fairness opinion, discuss why the financial advisor selected the discount rates and growth rates it chose where these measures were used for certain analyses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 47, 50, 51, and 69.

JP Morgan — Public Trading Multiples, page 40

47.	Please disclose the comparable companies identified by JP Morgan.

In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 46.

48.	For each financial advisor, please discuss with greater specificity the criteria used to determine the comparable companies. In that regard, disclose the statistics analyzed for comparison purposes and if these statistics helped determine which companies were “comparable companies,” or if these statistics were analyzed after the comparable companies were already identified. Further, please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

The Company respectfully advises the Staff that in the case of JPMorgan, the publicly traded companies in the “Public Trading Multiples” were selected by JPMorgan based on the businesses in which they were engaged, their similarities to individual business units of Gemstar or Macrovision and their enterprise values, and not based on the statistics analyzed. Each of the material statistics analyzed for the selected companies is disclosed in this section. Additional disclosure of the criteria upon which selection was based is provided on pages 45 and 46. No companies selected by JPMorgan were used in the analysis other than the companies disclosed.

The Company respectfully advises the Staff that in the case of Houlihan Lokey, the companies in the “Comparable Company Analysis” for each Macrovision and Gemstar were selected by Houlihan Lokey based on their businesses and the industries in which they operate as described on pages 51 and 52, and were not based on the statistics analyzed. Each of the material statistics analyzed for the selected companies is disclosed in those sections. There were no selected companies used in the analyses other than the ones disclosed.

The Company respectfully advises the Staff that in the case of UBS, the public companies in the “Selected Public Companies Analysis for Gemstar” and “Selected Public Companies Analysis for Macrovision” were selected by UBS based on their businesses, the industries in which they operate and their enterprise values, and were not based on the statistics analyzed. Each of the material statistics analyzed for the selected companies is disclosed in those sections, and additional disclosure regarding their enterprise values, the most relevant additional statistic for purposes of the analyses, has been added on pages 64 and 67. There are no selected companies used in the analysis other than the ones disclosed.

As disclosed on pages 48, 57, and 63 with respect to the selected public companies analysis, no company used as a comparison in any of the respective opinions was either identical or directly comparable to Gemstar or Macrovision. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading values of the companies concerned.

49.	Rather than refer to customary fees or customary compensation, please disclose the specific fees payable to JP Morgan and Houlihan Lokey.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48, 59, and 70.

JP Morgan — Selected Transaction Analysis, page 40

50.	For each financial advisor please discuss with greater specificity the criteria used to determine the comparable transactions to be used for analysis. For example, disclose the size of the comparable transactions and whether the transactions were similarly structured mergers, going-private transactions, leveraged buyouts, or something else. Were they all cash, all stock, or some combination? Tell us whether any additional transactions fit within the relevant criteria but were not analyzed, and if so, why not. Explain also the timeframes chosen for selected transactions.

The Company respectfully advises the Staff that in the case of JPMorgan, the transactions in the “Selected Transaction Analysis” were selected based on the businesses and industries of the companies and their enterprise values, and not based on the statistics analyzed. Additional disclosure of the criteria used to determine the comparable transactions is provided on page 46. As disclosed on page 46, other transactions JPMorgan contemplated for this analysis were completed prior to 2000 and deemed less comparable due to the timeframe.

The Company respectfully advises the Staff that in the case of Houlihan Lokey, the transactions in the “Precedent Merger and Acquisition Analysis” for each of Macrovision and Gemstar were selected by Houlihan Lokey based on the businesses and industries of the companies involved, dates of announcement and other criteria as described on pages 52 through 55, and not on the statistics analyzed. As described on pages 52 to 55, Houlihan Lokey reviewed transactions with a variety of structures and mixtures of cash and stock consideration, though it did not review transactions that were share repurchases or acquisitions of a minority interest. Each of the material statistics analyzed for the selected transactions is disclosed in those sections. There were no selected transactions used in the analysis other than the ones disclosed.

The Company respectfully advises the Staff that in the case of UBS, the transactions in the “Selected Transactions Analysis” were selected by UBS based on the businesses and industries of the companies involved and their enterprise values, and not on the statistics analyzed. Additional disclosure has been added on page 67 regarding the dates of announcement and enterprise values of the transactions. The other information requested in the comment was not contained in the board presentation and the structure of the transactions was not deemed relevant by UBS to the analysis. There are no selected transactions used in the analysis other than the ones disclosed.

As disclosed on page 48, 57, and 63, with respect to the selected transactions analysis, no transaction used as a comparison was either identical or directly comparable to the Gemstar/Macrovision transaction. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition values of the companies concerned.

JP Morgan — Discounted Cash Flow Analysis, page 40

51.	Please explain the impact of this analysis on the financial advisor’s determination of financial fairness. Please similarly expand your disclosure with respect to Houlihan Lokey and UBS, respectively.

The Company respectfully advises the Staff that in the case of JPMorgan, page 47 discloses that JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In addition, JPMorgan has added disclosure on page 47 with respect to the role of discounted cash flow analysis on JPMorgan’s determination of financial fairness.

The Company respectfully advises the Staff that in the case of Houlihan Lokey, pages 55 and 56 disclose that Houlihan Lokey used the discounted cash flow analysis as one of the financial analyses it considered in rendering its opinion, and that it was used with the other analyses described and was not relied upon as a single factor in evaluating the fairness of the transaction.

The Company respectfully advises the Staff that in the case of UBS, page 63 discloses that UBS did not draw, in isolation, conclusions from or in regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

Relative Discounted Cash Flow Analysis, page 49

52.	Disclose whether Houlihan Lokey compared the high to high values or the high to low values or the low to low values to come up with the exchange ratio.

In response to the Staff’s comment, the Company has revised the disclosure on page 56.

Interests of Macrovision Directors and Executive Officers in the Mergers, page 62

53.	Please revise to clarify that you have disclosed in this section all material relationships and agreements which may cause the interests of your executive officers and directors to differ from those of your stockholders. Please provide similar clarification with respect to the Gemstar officers and directors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71.

Certain Gemstar Projections, page 52

54.	Quantify the discount Macrovision applied to Gemstar.

In response to the Staff’s comment, the Company has added disclosure on page 61 to further qualitatively describe Macrovision’s approach to the Gemstar projections. The Company respectfully believes that it has disclosed all material financial information to enable stockholders to make a fully informed decision as to the proposals presented. The Company respectfully submits that quantification of the specific discount approach taken would be harmful to the Company’s competitive position in the marketplace, as it would provide visibility for the Company’s competitors into those areas of the business in which management may be placing strategic focus and priority, as well as management’s internal assessment of particular business merits and the manner in which management may ultimately operate the combined business following completion of the mergers. Macrovision will evaluate, following completion of the mergers, what level of specific forward-looking disclosure it wishes to provide publicly, and believes that if competitors obtain greater visibility into its strategic focus, priorities and internal business assessment, its business position could be seriously damaged.

Opinions of Gemstar’s Financial Advisor, page 53

55.	Explain why UBS thought it appropriate to exclude analyses it deemed “not meaningful.”

We respectfully draw the Staff’s attention to pages 64 and 66. In “Opinion of Gemstar’s Financial Advisor” under “Selected Public Companies Analysis for Gemstar” and “Selected Public Companies Analysis for Macrovision” it is disclosed that multiples greater than 75.0 and less than zero were generally excluded by UBS as being not meaningful for purposes of the analyses because they were so significantly different from the other transactions or based on negative financial numbers.

Transaction Bonuses, page 64

56.	Please explain Gemstar’s rationale for offering transaction bonuses and disclose when the agreements were entered into.

In response to the Staff’s comment, the Company has revised the disclosure on page 72.

Compensation of Directors and Other Management, page 66

57.	You indicate that the CEO, CFO and General Counsel of Macrovision will hold the same positions at Holdings. While we note that the compensation policies for Holdings have not been formalized, please disclose whether you expect material change from past compensation practices.

In response to the Staff’s comment, the Company has revised page 75 to disclose the fact the Company currently does not expect any material changes from past compensation practices of Macrovision. We supplementally advise the Staff that while compensation practices are not expected to materially change, the Company’s compensation committee and board of directors will, as a matter of prudence and normal operating practices with respect to compensation matters, probably evaluate overall compensation levels and programs, overall bonus targets, peer companies and related matters after completion of the mergers. It is uncertain what impact that evaluation may have on such compensation matters from time to time following the mergers.

Material United States Federal Income Tax Consequences, page 69

58.	Because the receipt of the opinion is a waivable condition to completion of the merger, please confirm that you will file a final executed form of tax opinion before requesting acceleration of effectiveness of your filing.

In response to the Staff’s comment, the form of opinion has been filed as an exhibit to the Registration Statement Amendment. A final executed opinion will be filed before we request acceleration of effectiveness.

The Merger Agreement, page 84

59.	Please delete the second introductory paragraph to this section. The merger agreement is the subject of this proxy vote, and is incorporated by reference into the prospectus. Therefore, you may not disclaim the accuracy of the agreement or suggest that it cannot be relied upon by investors.

In response to the Staff’s comment, the Company has revised the language referred to above on page 94 by removing the disclaimers of accuracy and reliance and refocusing the language on an explanation of the purpose and intent of the representations in the merger agreement.

60.	Refer to the third bullet point on page 90. Please discuss your agreement, disclosed on Form 8-K on February 14, 2008, to sell Macrovision’s software business in light of this restriction.

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to the sixth bullet point on page 99 of the Registration Statement Amendment, pursuant to the merger agreement, Macrovision has agreed that it will not dispose of any material properties or assets, except in the ordinary course of business, pursuant to existing contracts, as required by law in order to facilitate the mergers or in connection with obtaining the financing. However, Macrovision may take such actions if Gemstar consents to such a disposition, which consent was obtained in connection with Macrovision’s sale of the software business unit.

In response to the Staff’s comment, the Company has revised the disclosure on page 99 to clarify that the prohibited actions that are identified may be taken if the acting party obtains the prior written consent of the other party to the merger agreement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Presentation, page 99

61.	Supplementally provide us with a schedule showing the components of your preliminary estimate of $87.6 million for Gemstar’s net tangible assets acquired. Also, please indicate how these fair values compared to the historical amounts recorded by Gemstar.

The Company respectfully advises the Staff that it has previously engaged a third party to perform a contemporaneous valuation for purposes of assisting the Company in determining the fair value of Gemstar’s tangible and intangible assets. The resulting preliminary estimate of $87.6 million at September 30, 2007 for Gemstar’s net tangible assets to be acquired reflects the suggested adjustments recommended by the Company’s contemporaneous valuation. The preliminary estimate of $87.6 million also included approximately $460 million of deferred tax liabilities which are primarily related to identifiable intangible assets. The Company has revised the components of our preliminary estimate of Gemstar’s net tangible assets at December 31, 2007 to exclude such deferred tax assets since they are not related to Gemstar’s tangible assets In response to the Staff’s comment, the Company has supplementally provided a schedule to show the components of its preliminary estimate of $554 million for Gemstar’s net tangible assets acquired.

Note 3. Pro Forma Adjustments

(h) Adjustments in accrued expenses, page 102

62.	Please describe more fully the change in control payments and employee bonuses due upon closing that you have included in the pro forma adjustments, and how such amounts reconcile to the amounts shown on page 64.

In response to the Staff’s comment, the Company respectfully advises the Staff that the only change in control severance benefits included in the pro forma adjustments are for Gemstar’s CEO and CFO since it has been definitively decided that these two positions would be terminated. In addition to these change in control severance benefits, the Company also included Section 280(g) estimates related to Gemstar’s CEO and CFO and bonuses that will be due and payable to certain key employees upon the closing of a successful transaction.

63.	You state in explanations (aa), (bb) and (cc) that these adjustments relate to several immaterial acquisitions, including AMG, SPDC, Aptiv, Mediabolic and eMeta. Also, on page 100, you state these smaller acquisitions were individually insignificant. However, it is unclear whether or not these smaller acquisitions are material in the aggregate. Please revise, as appropriate.

In response to the Staff’s comment, the Company has performed an analysis of its acquisitions during fiscal 2007, in accordance with Securities and Exchange Commission Regulation S-X, Rule 3-05 and has determined that each acquisition is immaterial individually and in the aggregate for each period presented.

Appendices C, D and E: Opinions of JP Morgan, Houlihan Lokey and UBS

64.	Please confirm that each financial advisor has consented to the inclusion of its opinion in the prospectus and file consents.

The consents of each financial advisor have been filed as exhibits to Registration Statement Amendment.

65.	Please note that as a document publicly-filed with the Commission, you may not limit investors’ reliance upon the fairness opinions. Please revise the fairness opinions as well as your disclosure in the prospectus, as appropriate, to eliminate limitations on reliance.

The Company respectfully advises the Staff that in the case of JPMorgan, neither the JPMorgan fairness opinion nor the related disclosure limits investors’ reliance upon the JPMorgan fairness opinion. We respectfully draw the Staff’s attention to the JPMorgan fairness opinion included as Annex C to the Registration Statement Amendment forming a part of the Registration Statement and to the related disclosure beginning on page 43.

The Company respectfully advises the Staff that in the case of Houlihan Lokey, the Company has revised the disclosure to remove the language limiting reliance. The Company respectfully advises the Staff that no change has been made to the actual opinion, as it is being filed “as-delivered” to the board, which included the limiting language.

The Company respectfully advises the Staff that in the case of UBS, there are no limitations on reliance in the opinion and accordingly no changes have been made.

Outside Back Cover Page of Proxy Statement/Prospectus

66.	Please include the dealer prospectus delivery obligation language set forth in 502(b) of Regulation S-K or advise.

We respectfully advise the Staff that we believe that Macrovision Solutions Corporation is a successor registrant to Macrovision Corporation. Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. Macrovision and Gemstar are reporting companies under the Exchange Act. Because the Company will, immediately after the completion of the mergers, have, on a consolidated basis, the same assets, liabilities, businesses and operations that Macrovision and Gemstar had, on a consolidated basis, immediately before the completion of the mergers, and will be the successor-in-interest to Macrovision and Gemstar, it is our opinion that the Company should be exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). The Staff has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Transaction. See Royal Dutch Petroleum Company, N.V. (available May 17, 2005); Friedman, Billings, Ramsey Group Inc., (available March 25, 2003); AT&T Comcast Corporation, (available November 18, 2002); ConocoPhillips, (available August 23, 2002); Kerr-McGee Corporation, (available July 31, 2001); AOL Time Warner Inc., (available November 15, 2000); NSTAR, (available July 29, 1999).

Gemstar Form 10-K for the Fiscal Year Ended December 31, 2007

Compensation Discussion and Analysis, page 51

General Compensation Philosophy, page 52

67.	We note your responses to prior comments 3 and 4 from our letter dated December 20, 2007 to Gemstar-TV Guide International, Inc. and your exclusion of specific financial goals on the basis of competitive harm. We also note your disclosure under “Discretionary Annual Bonus,” at page 53 that you believe the listed Economic Performance Indicators are confidential. However, we do not believe that you have provided a proper analysis to us as to why disclosure of the performance measures would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. The causal connection between the disclosure of the targets and any competitive harm is not clear. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Your analysis should use the same standard for evaluating whether target levels (and other factors or criteria) may be omitted as it would use when making a confidential treatment request under Rule 406 of the Securities Act or Rule 24b-2 of the Exchange Act. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

As disclosed in the Gemstar-TV Guide Form 10-K for the fiscal year ended December 31, 2007 (the “Gemstar-TV Guide Form 10-K”), actual bonus amounts awarded to participants under the TV Guide Annual Bonus Plan (the “Bonus Plan”) are based on two criteria: an individual component and an economic component. Each component comprises of 50% of the named executive officer’s bonus award. Gemstar-TV Guide outlines the competitive harm concerns related to disclosing the actual Economic Performance Indicators that comprise the economic component in the Gemstar-TV Guide Form 10-K disclosure. Below we are providing a more detailed description of the Bonus Plan which we believe will illustrate for the staff that disclosure of the Economic Performance Indicators will cause competitive harm for Gemstar-TV Guide and is not material to its stockholders’ understanding of the bonus payout information under the Bonus Plan.

Disclosure of Economic Performance Indicators Not Material to Understanding of Bonus Plan

Given the matrix structure of the Bonus Plan, disclosure of the budgeted Economic Performance Indicators is not material to stockholders’ understanding of the Bonus Plan. The Bonus Plan is designed to include a matrix of performance points at which the targeted payout for any particular named executive officer could be paid. Identifying only one value of a range of possible values that could lead to the actual payout under the Bonus Plan provides little information about the difficulty of achieving that payout when a large number of values could achieve the same payout level.

As described in the Gemstar-TV Guide Form 10-K, the economic component of the Bonus Plan is allocated among and measured against Company adjusted EBITDA, Company revenue, Business Unit adjusted EBITDA and Business Unit revenue (each an “Economic Performance Indicator”), as appropriate for the named executive officer’s role and responsibilities within the Company.” The economic component makes up only 50% of the Bonus Plan criteria, and the remaining 50% is determined by a subjective and qualitative individual component which is based upon the named executive officer’s performance review and, for all named executive officers except the CEO, achievement of individual goals established by the Company for the Bonus Plan year. For the performance review, a named executive officer is evaluated based on certain core performance competencies, which includes subjective criteria such as initiative, communication, problem solving, business acumen, strategic ability and team management. For the bonus goal assessment, each named executive officer is required to develop three bonus goals, which are approved by the CEO. These goals change annually based on the named executive officer’s areas of responsibility and the objectives and strategy of Gemstar-TV Guide. The bonus goals are tailored toward the specific responsibilities of a named executive officer and, as a result, each named executive officer’s goals are unique. Because the Bonus Plan is structured so that company-wide performance, Business Unit performance, individual performance and the achievement of individually set goals all play a role in determining bonus payout, a multitude of possible values could lead to the actual bonus payout disclosed in the Gemstar-TV Guide Form 10-K for a particular named executive officer. Identifying only one set of these targets would do little to aid in stockholders’ understanding of the Bonus Plan.

The rules relating to the disclosure in the Compensation Discussion & Analysis (“CD&A”) clearly call for disclosure of only the “material” elements and policies underlying a company’s compensation program. The preamble to Item 402(b) of Regulation S-K states “The discussion shall explain all material elements of the registrant’s compensation of the named executive officers.” [emphasis added] See also the preamble to Item 402(b)(2) of Regulation S-K which states “While the material information to be disclosed under the [CD&A] will vary depending upon the facts and circumstances....” [emphasis added] Further, Instructions 1 and 3 to Item 402(b) of Regulation S-K both provide that the CD&A should focus on the material information and principles necessary to an understanding of a company’s compensation policies and decisions regarding the compensation paid to the named executive officers during the prior fiscal year.

This point was emphasized and specifically addressed in the context of performance targets in the speech given by John White on October 9, 2007 in connection with the release of the staff’s compensation disclosure guidance last fall. In his speech, Mr. White stated “…as we all know, the CD&A rules require disclosure with respect to an example only where material. So, just to say it another way, depending upon whether the CD&A examples that relate to corporate performance are material for your company, performance targets are a disclosure point that may or may not need to be addressed...In the first instance, a company needs to determine whether use of corporate performance items is material…and to address disclosure and confidentiality accordingly.”

Mindful of the requirement to focus only on the material information necessary to an understanding of Gemstar-TV Guide’s compensation decisions, and because identifying only one set out of a possible range of performance targets that could have yielded the same bonus payout would do little to aid in stockholders’ understanding of the Bonus Plan, we do not believe that it is appropriate to disclose the budgeted Economic Performance Indicators. We believe that what is material to stockholders is (i) the description of the structure of the Bonus Plan, (ii) the actual bonus payout for the year, (iii) the description of any discretion used to make grants out of the additional bonus pool and (iv) the historical analysis of performance results. Identifying a single payout point in the Bonus Plan’s formulaic payout matrix is not material information to stockholders, and more importantly, would be competitively harmful to Gemstar-TV Guide if disclosed.

Competitive Harm From Disclosure of Economic Performance Indicators

The economic component for each named executive officer is evaluated based on the percentage by which the applicable Bonus Plan year actual revenue and actual adjusted EBITDA numbers meet or exceed the applicable budgeted adjusted EBITDA and revenue numbers for that Bonus Plan year for both company-wide performance as well as for any applicable Business Unit performance. While actual adjusted EBITDA and revenue for the year is disclosed by Gemstar-TV Guide, the budgeted adjusted EBITDA and revenue numbers for the Bonus Plan year represent material non-public information. For the reasons described herein, we believe that providing disclosure of the budgeted performance targets could result in competitive harm to Gemstar-TV Guide.

Gemstar-TV Guide faces competition from a wide range of other companies in the communications, advertising, media, entertainment, publishing, information, Internet services, software and technology fields. The competitive environment could, among other results, require price reductions for Gemstar-TV Guide’s products and services, require increased spending on marketing and product development, limit Gemstar-TV Guide’s ability to develop new products and services, limit Gemstar-TV Guide’s ability to acquire rights to produce and/or display content that is popular among its targeted audience, limit Gemstar-TV Guide’s ability to expand its customer base or even result in attrition in its customer base. In addition, many of Gemstar-TV Guide’s competitors have greater financial and human resources and thus have the ability to compete more effectively by offering customers better pricing and other more favorable terms and conditions. The primary competitive harm to Gemstar-TV Guide that could result from disclosure of the budgeted Economic Performance Indicators for a given year under the Bonus Plan is that competitors and customers could use the information on budgeted targets for company-wide performance and individual Business Unit performance to infer future price initiatives and business strategy.

A significant portion (approximately 28%) of Gemstar-TV Guide’s revenue is derived from advertising revenue. Gemstar-TV Guide generates advertising revenue across the Company’s platforms (e.g. TV Guide Magazine, TV Guide On-Line, TV Guide Channel and Interactive Program Guides). If Gemstar were required to disclose budgeted revenue and EBITDA targets by business units, advertisers, who are very knowledgeable about Gemstar-TV Guide’s business and may advertise on more than one of Gemstar-TV Guide’s platforms, would be able to gain an upper hand in their negotiating advertising on different platforms. For example, advertisers that make up a significant portion of budgeted revenue for a particular platform can use this insight into Gemstar-TV Guide’s business strategy to leverage their value as a large advertiser on one platform to gain more favorable pricing terms for advertising purchased on other platforms. The budgeted revenue and EBITDA will signal to the advertisers which Business Units Gemstar-TV Guide will be focusing on to drive revenue and future growth and therefore where pricing concessions are likely. Accordingly, budgeted revenue and EBITDA for both the company and the Business Units are extremely sensitive information that, if disclosed, would compromise Gemstar-TV Guide’s ability to negotiate optimal pricing and terms and conditions with its various advertisers.

Similarly, a competitor of Gemstar-TV Guide also has enough knowledge about its business to use the reported versus anticipated results as a way to evaluate whether certain Business Units are vulnerable to pricing challenges. For example, if a competitor knows that a particular Business Unit has not met anticipated results, the competitor could lure customers away from Gemstar-TV Guide by offering more favorable pricing terms knowing that Gemstar-TV Guide likely cannot offer equal or better terms because of the risk of not meeting budgeted targets. Accordingly, disclosure of budgeted Economic Performance Indicators would harm Gemstar-TV Guide’s future business strategy and harm its ability to compete with its many competitors that have greater financial and human resources.

One final reason why the disclosure of budgeted Economic Performance Indicators in the Gemstar-TV Guide Form 10-K would cause competitive harm to the company is the risk that the budgeted Economic Performance Indicators will be mischaracterized by competitors, customers and members of the investment community as future guidance or financial forecasts. Beginning in 2005, Gemstar-TV Guide discontinued its policy of providing earnings guidance for the company. Gemstar-TV Guide made this decision after evaluating the opportunities and risks associated with its business and concluding that it was difficult to predict its future operating results within a meaningful range. Gemstar-TV Guide is concerned that competitors, customers and members of the investment community will mischaracterize budgeted Economic Performance Indicators as earnings guidance and consider the comparison of budgeted versus actual Economic Performance Indicators as a means of determining the future financial expectations of the company and its assets. Any resulting stock price volatility due to the mischaracterization of this information will be harmful to Gemstar-TV Guide and its stockholders. It is because of the inherent uncertainty when establishing performance targets and because of the potential competitive harm that the disclosure of budgeted performance targets would have on Gemstar-TV Guide’s future business strategy that Gemstar-TV Guide does not otherwise disclose future guidance or financial forecasts.

We believe that Gemstar-TV Guide stockholders understand the sensitive nature of these budgeted Economic Performance Indicators, and the internal strategy implicated by these budgeted numbers. We further believe that stockholders would agree that the interests of Gemstar-TV Guide are far better served by keeping these budgeted targets under the Business Plan confidential.

Director Compensation, page 67

68.	We note your response to our prior comment 2 from our letter to you dated December 20, 2007. We do not see requested the assumptions, however, and reissue the comment. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi). Similarly revise your Summary Compensation Table in regards to the option awards column. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We will revise in future filings footnote 2 to the Summary Compensation Table to read, “Dollar values represent the expense recognized for financial statement purposes in the year in accordance with Statement of Financial Accounting Standards No. 123R (“FAS 123R”). For a discussion of the assumptions used in determining these values, see Note 1 to our 2007 audited financial statements included in this Form 10-K.” To the extent the assumptions for the most recent fiscal year’s FAS 123R values differ from the prior year(s) disclosed in the table, we will include the assumptions for those years as well.

We will revise in future filings footnote 1 to the Director Compensation Table to read, “Dollar values represent the expense recognized for financial statement purposes during 2007 in accordance with FAS 123R. For a discussion of the assumptions used in determining these values, see Note 1 to our 2007 audited financial statements included in this Form 10-K. As permitted by the Company’s Non-Employee Director Compensation Policy, Mr. O’Shaughnessy elected to receive restricted stock valued at $35,000 in lieu of cash for the annual retainer.”

Macrovision Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 56

69.

We note that, in August 2006, you issued $240 million of convertible senior notes due 2011. We also note that, concurrently with the issuance of these notes, you entered into a convertible bond call option and sold warrants with respect to 7.96 million shares of your common stock. In this regard, since one of the principal objectives of MD&A as discussed in FR-72 is to enable investors to see the company through the eyes of management, please expand your disclosure to explain how you view this complex leveraged recapitalization transaction and discuss your reasons for using this type of financing as opposed to alternative forms of financing, such as bank borrowings or a straight debt offering. For example, if you believe the $15.8 million net cost of the “call spread” effectively represents an additional borrowing cost amortized over the five-year life of the related notes, consider disclosing the effective interest rate on these notes (in addition to their stated 2.625% interest rate) and how this effective interest rate compares to the rate you believe you would have incurred at the time with respect to alternative forms of financing. Also, explain how the “call spread” works to mitigate the equity dilution resulting from the potential conversion of the convertible senior notes under various scenarios (i.e. assuming conversion at various stock prices).

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to the Macrovision Annual Report on Form 10-K/A filed on February 29, 2008. Under “Liquidity and Capital Resources” starting on page 56, Macrovision has included disclosure to address the comment in the fifth paragraph on page 57.

70.	It is unclear why you entered into a “call spread” with respect to 7.96 million shares given that your convertible senior notes appear to be convertible into approximately 8.5 million shares. Please explain.

In response to the Staff’s comments, the Company respectfully draws the Staff’s attention to the Macrovision Annual Report on Form 10-K/A filed on February 29, 2008. Under “Liquidity and Capital Resources” starting on page 56, Macrovision has included disclosure to address the comment in the seventh paragraph on page 57 and the carry-over paragraph on page 58.

Notes to the Financial Statements

Note 2 – Financial Statement Details, page F-14

71.	In light of the materiality of your convertible senior notes, as well as the requirements of Rule 5-03 of Regulation S-X, please reflect interest expense on a separate line in your statements of income (rather than combining it with interest income).

In response to the Staff’s comment, Macrovision has reflected interest expense as a separate line item in its Annual Report on Form 10-K/A filed on February 29, 2008 (please see page F-4). Additionally, the Company will include the requested disclosure, as relevant, in all future filings.

Note 5 – Convertible Notes, page F-20

72.	In the description of your convertible senior notes, you indicate that holders may require you to repurchase for cash all or a portion of their notes at par upon a “designated event”. In future filings, when discussing your proposed merger with Gemstar, please disclose whether or not such merger is considered a “designated event” under the terms of your convertible senior notes.

The Company supplementally advises the Staff that the proposed merger with Gemstar is not considered a “designated event” under the terms of the Macrovision’s senior notes. In response to the Staff’s comment, Macrovision has noted that fact in its Annual Report on Form 10-K/A filed on February 29, 2008 (please see pages F-23 and the carry over paragraph on F-24).

Macrovision Corporation Form 10-Q for the quarterly period ended September 30, 2007

Note 7 – Earnings per Share, page 10

73.	In the table summarizing the potential common shares that were excluded from the computation of diluted net earnings per share, you reflected 7.955 million shares for warrants but no shares with respect to your convertible senior notes. Although your convertible bond call option may mitigate most of the equity dilution resulting from the potential conversion of the convertible senior notes (which appear to be convertible into approximately 8.5 million shares), it is unclear why you reflected the shares related to the warrants rather than the shares related to the convertible senior notes. Please explain.

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to the Macrovision Annual Report on Form 10-K/A filed on February 29, 2008. Macrovision has disclosed the potential dilutive common shares excluded from diluted earnings per share resulting from the potential conversion of Macrovision’s convertible senior notes on page F-14.

Note 11 – Stock Repurchase Program, page 13

74.	The disclosure here and in your 2006 Form 10-K indicates the authorization to purchase up to $100 million of your common stock was inclusive of the 2002 stock repurchase program. In this regard, we note you repurchased 3 million shares of your common stock for $38.4 million under the 2002 program. However, as of September 30, 2007, you had repurchased a cumulative total of 7.4 million shares for $138.4 million. Therefore, it appears your 2006 stock repurchase program was not inclusive of the aforementioned 2002 program. Please advise or revise.

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to the Macrovision Annual Report on Form 10-K/A filed on February 29, 2008. Macrovision has revised its disclosure to indicate that the 2006 stock repurchase program for $100 million subsumed the remaining repurchase authorization under the 2002 stock repurchase program so that a total of up to $100 million could be repurchased after August 2006 (please see F-30 and page 58-59).

Macrovision Schedule 14A dated March 23, 2007

Methodologies for Establishing Compensation, page 15

75.	Your disclosure indicates that you rely on certain benchmark companies for guidance in setting your compensation. Please revise your disclosure in future filings to identify the companies to which you benchmark your compensation. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Furthermore, please discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to the Macrovision Annual Report on Form 10-K/A filed on February 29, 2008. Macrovision has included disclosure on pages 72 and 73 of the 10-K/A to address the comment.

Annual Cash Bonuses, page 16

76.	In future filings, please disclose the performance goals that must be achieved in order for your executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

In response to the Staff’s comment, we respectfully draw the Staff’s attention to the Macrovision Annual Report on Form 10-K/A filed on February 29, 2008. Macrovision has included disclosure on page 73 to address the comment. We respectfully believe that that disclosure of the specific revenue and operational targets are not required due to their immateriality to stockholders and due to competitive harm from their disclosure. Macrovision has disclosed the compensation philosophy underlying the plan and the structure thereof, and has added disclosure to address historical attainment of targets and bonus potential and Macrovision’s expectations of future attainment. Supplementally, we advise the Staff that we believe disclosure of specific revenue and operating income targets or the individual goals set for Macrovision’s Named Executive Officers would result in competitive harm because it would provide competitors insight into business unit objectives, commercial priorities, expense planning in a current period and individual executive strategic goals and priorities in a current period. Public disclosure of this information would benefit Macrovision’s competitors to the detriment of Macrovision as it would provide competitors or potential competitors with useful information regarding Macrovision’s strategic priorities reflected through its incentive compensation structures and targets. This would enable competitors or potential competitors to tailor their own strategic efforts to attract and retain personnel, including Macrovision personnel, who might potentially depart Macrovision for superior compensation arrangements. Additionally, disclosure of the information relating to bonus targets is unnecessary for the protection of investors and would cause irreparable harm to Macrovision’s ability to compete. The results, historically, of attainment of the targets is disclosed in Macrovision’s public filings, and Macrovision provides full compensation discussion and analysis disclosure with regard to the overall bonuses and the attainment thereof as seen through the eyes of the compensation committee of Macrovision’s board of directors. Disclosure of the specific targets would add little to an understanding of Macrovision’s overall compensation philosophy and objectives.

We appreciate the Staff’s prompt attention to this matter. Any comments or questions with respect to content of this letter herein should be directed to the undersigned’s attention by phone at (650) 233-8539 or by fax at (650) 324-0638. Thank you in advance for your help.

Sincerely,

/s/ Jon E. Gavenman
Jon E. Gavenman

Macrovision Solutions Corporation

Estimated Net Tangible Assets Acquired

	Historical Gemstar December 31 2007	Eliminate Historical Intangibles & Goodwill	Add Change in Control and Closing Bonuses	Eliminate Historical Deferred Taxes	Adjusted 12/31/2008 2007
Current Assets:
Cash and cash equivalents	$516,988	—	—	—	$516,988
Short-term investments	88,430	—	—	—	88,430
Accounts receivable, net	81,628	—	—	—	81,628
Deferred tax assets	33,124	—	—	(33,124)	—
Restricted cash	32,100	—	—	—	32,100
Prepaid expenses and other current assets	21,559	—	—	—	21,559

Total current assets	773,829	—	—	(33,124)	740,705

Deferred tax assets	72,016	—	—	(72,016)	—
Property and equipment, net	80,451	—	—	—	80,451
Other intangibles from acquisitions, net	143,378	(143,378)	—	—	—
Patents and other assets	15,455	—	—	—	15,455
Taxes receivable	8,808	—	—	—	8,808
Goodwill	262,591	(262,591)	—	—	—

Total assets	$1,356,528	$(405,969)	$—	$(105,140)	$845,419

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31,269	—	—	—	31,269
Accrued expenses	93,795	—	11,865	—	105,660
Current portion of deferred revenue	122,922	(66,559)	—	—	56,363

Total current liabilities	247,986	(66,559)	11,865	—	193,292

Capital lease obligations, non-current	11,456	—	—	—	11,456
Deferred revenue, non-current	329,871	(303,495)	—	—	26,376
Other non current liabilities	69,802	—	—	—	69,802

Total liabilities	659,115	(370,054)	11,865	—	300,926

Stockholders’ equity:
Common stock	4,337	—	—	—	4,337
Treasury stock	(47,783)	—	—	—	(47,783)
Additional paid-in capital	8,454,754	(35,915)	—	—	8,418,839
Accumulated other comprehensive income	3,262	—	(11,865)	(105,140)	(113,743)
Retained earnings	(7,717,157)	—	—	—	(7,717,157)

Total stockholders’ equity	697,413	(35,915)	(11,865)	(105,140)	544,493

Total liabilities and stockholders’ equity	$1,356,528	$(405,969)	$—	$(105,140)	$845,419